Kontakt

www.linkedin.com/in/jonathan-habshush-43a95a72 (LinkedIn)

Languages

Deutsch (Native or Bilingual)
Englisch (Native or Bilingual)
Hebrew (Native or Bilingual)
Französisch (Professional Working)
Italienisch (Limited Working)
Turkish (Elementary)
Arabisch (Professional Working)

Jonathan Habshush
Co-Founder at HEAVYS
Zürich, Zürich, Schweiz

Zusammenfassung

CEO and Co-Founder of HEAVYS, a next-generation audio company that transforms headphones from a piece of hardware to a wholly immersive experience that defies real-world limitations.

Berufserfahrung

Heavys Inc.
Co-Founder & CEO
Oktober 2020 - Present (1 Jahr 11 Monate)
New York City Metropolitan Area

Headphones for Metalheads
HEAVYS is a next-generation audio company that transforms headphones from a piece of hardware to a wholly immersive experience that defies real-world limitations.
www.heavys.com

Lori
Head of Expansion
Februar 2019 - Oktober 2020 (1 Jahr 9 Monate)
Nairobi, Kenya

Lori Systems is a tech-enabled logistics optimization platform that connects and coordinates cargo owners and transporters across Africa.
www.lorisystems.com

LafargeHolcim
3 Jahre 1 Monat

APAC Trading Strategy & Business Development Manager
August 2017 - Februar 2019 (1 Jahr 7 Monate)
Singapore

Trading Strategy & Business Intelligence Analyst
Februar 2016 - August 2017 (1 Jahr 7 Monate)
Zürich und Umgebung, Schweiz

Quilvest
2 Jahre 9 Monate

Corporate Development - Analyst
August 2013 - Februar 2014 (7 Monate)
Zürich und Umgebung, Schweiz

Wealth Managmeent - Analyst
Juni 2011 - Februar 2014 (2 Jahre 9 Monate)
Zürich und Umgebung, Schweiz

Private Equity - Analyst
2012 - 2012 (weniger als ein Jahr)
Großraum New York City und Umgebung

Stelac Advisory Services LLC
Analyst
2012 - 2012 (weniger als ein Jahr)
Großraum New York City und Umgebung

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Ausbildung

Harvard University
Visiting Fellow and Special Student Program Graduate School of Arts and
Sciences · (2015 - 2016)

University of St.Gallen
Master of Arts (M.A.), Business Management · (2014 - 2016)

University of St.Gallen
Bachelor of Business Administration (B.B.A.), BWL · (2009 - 2013)